SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Results of the Annual General Meeting of Shareholders

of Woori Bank for Fiscal Year 2017

The annual general meeting of shareholders of Woori Bank was held on March 23, 2018 and all three agenda items listed below were approved and ratified as originally proposed.

Key Details Relating to the Annual General Meeting of Shareholders

•	Agenda:

1)	Approval of financial statements for the fiscal year 2017

2)	Appointment of director

- Non-standing Director Candidate : Chang-Sik Bae

3)	Approval of the maximum limit on directors’ compensation

•	Agenda details

-	Approval of financial statements of Woori Bank for fiscal year 2017

(units: in millions of KRW, unless indicated otherwise)

< Consolidated – Independent Auditor’s Opinion : No exceptions>

Total Assets	316,295,461	Revenue*	23,725,106
Total Liabilities	295,730,561	Operating Income	2,156,742
Capital Stock	3,381,392	Net Income	1,530,088
Total Shareholder’s Equity	20,564,900	Earnings Per Share (in KRW)	1,999

< Separate – Independent Auditor’s Opinion : No exceptions>

Total Assets	296,737,571	Revenue*	21,006,168
Total Liabilities	276,943,481	Operating Income	1,790,558
Capital Stock	3,381,392	Net Income	1,276,112
Total Shareholder’s Equity	19,794,090	Earnings Per Share (in KRW)	1,648

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income)

-	Cash dividends for fiscal year 2017

(units: in KRW)
Total dividends per common share	600 (3.7% of market price of common stock)
Dividend per class share	—
Total dividend amount	403,962,735,600

-	Appointment of non-standing director

Name	Date of Birth	Term	Appointment	Career Background
Chang-Sik Bae	December 1963	From the time of appointment at the AGM held in Mar. 2018 to the end of the AGM held in Mar. 2020	New Appointment	- (Current) Head of Office of Human Resources Development, KDIC - Head of Department of Settlement and Recovery Planning 2, KDIC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: March 23, 2018	By: /s/ Won Duk Lee
(Signature)
	Name:	Won Duk Lee
	Title:	Managing Director